Exhibit 99.1

BW LPG Limited – Q3 2025 Financial Report Release and Earnings Presentation on 2 December 2025

Singapore, 18 November 2025

BW LPG Limited (“BW LPG”, the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”), the owner and operator of the world’s largest fleet of Very Large Gas Carriers (VLGCs), announces today that it will release its Q3 2025 Financial Report at approximately 07:00hrs CET/ 01:00hrs EST/ 14:00hrs SGT on 2 December 2025.

In connection with this release, BW LPG will hold an Earnings Presentation with Kristian Sørensen (CEO) and Samantha Xu (CFO). The details are as following:

Date: Tuesday, 2 December 2025

Location and Time:

Oslo, Norway (14:00 CET)

New York, USA (08:00 EST)

Singapore, Singapore (21:00 SGT)

The financial results presentation will be held live via Zoom. Please register in advance via the following link: https://bit.ly/BWLPGQ32025

A confirmation email will be sent, with information on how to join the Zoom meeting. A recording of the presentation will also be available after the event on the Company’s website at https://www.investor.bwlpg.com

For further information, please contact:

Kristian Sørensen, CEO
Samantha Xu, CFO
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in onshore LPG infrastructure, BW LPG offers trusted and reliable services to source and deliver LPG to customers. Delivering energy for a better world – more information about BW LPG can be found at https://www.bwlpg.com

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.